NAYARIT GOLD INC.
76 Temple Terrace, Suite 150
Lower Sackville, Nova Scotia
B4C 0A7

July 7, 2008

VIA EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Anne Nguyen Parker

RE:

Request by Nayarit Gold Inc. for Withdrawal of Registration Statement on Form 20-F

Ladies and Gentlemen:

Nayarit Gold Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company’s Registration Statement on Form 20-F, (File No. 0-53240) together with all exhibits thereto, which was filed with the Commission pursuant to the Securities Exchange Act of 1934 on May 14, 2008.

Nayarit requests this withdrawal pursuant to the request of the Commission set forth in Comment One of the comment letter of Ms. Anne Nguyen Parker, Branch Chief, dated June 11, 2008. The Company further confirms its intention to respond to the comments of the Commission set forth in the comment letter by filing a further registration statement on Form 20-F at a later date.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

Jon Gardner
Kavinoky Cook LLP
726 Exchange Street, Suite 800
Buffalo, New York 14210
Tel: 716-845-6000
Fax: 716-845-6474

Very truly yours,

/s/ Colin Sutherland
Colin Sutherland
President and Director